UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02017715

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 2-4-02
1-06366

February 6, 2002

Janice B. Liva
Deputy General Counsel
FleetBoston Financial Corporation
100 Federal Street
Boston, MA 02110

Act 1934
Section
Rule 14A-8
Public Availability 2/6/2002

Re: FleetBoston Financial Corporation

Dear Ms. Liva:

This is in regard to your letter dated February 4, 2002 concerning the shareholder proposal submitted by General Board of Pension and Health Benefits of the United Methodist Church, The Maryknoll Fathers and Brothers, Missionary Oblates of Mary Immaculate, and Trillium Asset Management on behalf of Carla A. Kleefeld for inclusion in FleetBoston's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that FleetBoston therefore withdraws its December 19, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Vidette Bullock Mixon
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4116

Rev. Joseph P. La Mar M.M.
The Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305

Seamus P. Finn O.M.I.
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017-1516

Shelley Alpern
Trillium Asset Management on behalf of Carla A. Kleefeld
711 Atlantic Avenue
Boston, MA 02111-2809

Fleet

FleetBoston Financial

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
01 DEC 20 PM 3:01

December 19, 2001

Via Airborne Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

FleetBoston Financial Corporation (the "Corporation") received letters from four stockholders (the "Proponent" or the "Proponents") submitting the same shareholder proposal and supporting statement described below (collectively, the "Proposal") and requesting that the Corporation submit the Proposal to the Corporation's 2002 Annual Meeting of Stockholders (the "Annual Meeting"). The Proponents and the dates of their letters to the Corporation submitting the Proposal are as follows: (i) the General Board of Pension and Health Benefits of the United Methodist Church, letter dated November 9, 2001; (ii) The Maryknoll Fathers and Brothers, letter dated November 12, 2001; (iii) Missionary Oblates of Mary Immaculate, letter dated November 9, 2001; and (iv) Trillium Asset Management Corporation on behalf of Carla A. Kleefeld, letter dated November 8, 2001. The Proponents have all indicated in their letters that a representative of the General Board of Pension and Health Benefits of the United Methodist Church will serve as liaison on the matter. Therefore, because each Proponent has submitted the same Proposal and because they have each named the same stockholder as the liaison with respect to the Proposal, we respectfully submit this one letter, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We request the Division of Corporation Finance (the "Division") confirm that for the reasons stated below (i) the Proposal submitted by each of the Proponents may properly be omitted from the proxy statement and form of proxy for the Annual Meeting (collectively, the "Proxy Materials"), and (ii) the Division will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Proposal submitted by each of the Proponents is omitted from the Proxy Materials. Copies of each letter submitted to the Corporation by each of the Proponents and containing the Proposal are attached hereto as Exhibit A and incorporated herein by reference.

Pursuant to Rule 14a-8(j)(2), enclosed herewith on behalf of the Corporation are six (6) additional copies of each of: (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Corporation proposes to omit the Proposal from the Proxy Materials. A copy of this letter is also being sent to each of the Proponents as notice to it of the Corporation's intent to omit the Proposal from the Proxy Materials.

I. THE PROPOSAL

The Proposal is as follows:

Shareholder Proposal

"Be it resolved that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds."

Supporting Statement

"WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the Central Bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHEREAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation were illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, several steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation."

II. THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH MATTERS RELATING TO THE CORPORATION'S ORDINARY BUSINESS OPERATIONS

The Corporation believes it may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Corporation's ordinary business operations. The Division has repeatedly found that proposals which involve matters of day-to-day business operations or which infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant. See e.g., Citicorp (December 2, 1997) (Division found that a proposal mandating that the company initiate a compliance program specifically directed at the Foreign Corrupt Practices Act related to the conduct of the company's ordinary business operations); Wal-Mart Stores, Inc. (March 9, 2001) (proposal requiring board of directors to adopt policy which refuses to sell a particular product relates to ordinary business operations); AT&T Corp. (March 6, 2001) (proposal requesting company develop policy regarding the manner in which the company constructs and places cellular phone towers relates to ordinary business operations); Irvine Sensors Corporation (January 2, 2001) (proposal relating to "terms upon which capital is raised" relates to ordinary business operations); Electronic Data Systems Corporation (March 24, 2000) (proposal directed at involving company in political or legislative process relating to an aspect of the company's operations relates to ordinary business operations); Centura Banks, Inc. (March 12, 1992) (proposal requiring company to, among other things, have no business dealings with anyone involved in the manufacture or sale of illegal drugs found to fall under ordinary business exclusion) .

The Proposal infringes upon management's core function of overseeing the Corporation's financial operations and business practices with respect to its dealings with financial institutions. Policies governing whether the Corporation will engage in any particular financial transaction with financial institutions are formulated and implemented in the ordinary course of the Corporation's business operations. The Corporation has extensive money laundering corporate policies which are supplemented by rigorous procedures that are followed on a daily basis. Much time, effort, money and thought have gone into adopting these policies. They reach far into all areas of the Corporation and are imbedded within the corporate framework. Management is in the best position to formulate, oversee, and, if necessary, adjust these policies. Mandates by stockholders regarding these policies would be counter-productive not only to the Corporation, but to the goal of preventing money laundering.

The Corporation's compliance policies are enacted by management. They are subject to audit by the Corporation's internal auditors, who are overseen by the Board of Directors. There is an entire business unit within the Corporation devoted to anti-money laundering activity. The Financial Intelligence Unit of the Corporation tracks and monitors financial transactions throughout the Corporation. The Corporation's Money Laundering Deterrence Program is carried out through a coordinated effort on the part of the Corporation's Lines of Business, Corporate Audit Department, Law Office, Corporate Compliance Department, and Operating Risk Department. Each Line of Business, through a "Know Your Customer" policy, identifies unusual transactions and activity, and refers them for further review and appropriate action to the Financial Intelligence Unit. Corporate Audit tests the Corporation's policies, procedures and systems. The Law Office advises with respect to new laws and regulations and serves as a liaison with federal authorities. Corporate Compliance conducts quarterly reviews of the work being conducted and serves as a liaison with Lines of Business on compliance matters. Finally, the Operating Risk Department, in consultation with Corporate Compliance and the Law Office as well as the Financial Intelligence Unit, develops Money Laundering Deterrence policies and procedures regarding the detection and reporting of suspicious activity. Moreover, the Corporation has a policy that it will not have any correspondent accounts for shell banks, not only in the United States but in its international businesses as well. The Corporation's policies not only comply with existing law, but also go beyond the requirements of existing law.

Moreover, as discussed below, Congress has recently passed legislation, namely the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 (the "Act"). The critical section of the Act, addressing money laundering, is known as Title III, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 ("Title III"). Title III is to be implemented through regulations to be promulgated by the Secretary of the Treasury. When and as these regulations are promulgated (which will likely be in 2002) the Corporation will adapt its anti-money laundering policies if and as necessary or appropriate. In this regard, the Proposal is premature. Not only does the Proposal deal with matters relating to the ordinary business of the Corporation, but it requires the Corporation to plough ahead with an ambiguous directive which would disrupt its existing, well established, and intricate anti-money laundering policies at a time when the staff of the Treasury Department ("Treasury") is in the midst of formulating new regulations that Treasury deems desirable regarding anti-money laundering policies. The Proponents have not alleged that the Corporation is not in compliance with the Act. However, adoption of the Proposal could be in direct conflict with the desires of Treasury, the Commission and Congress. As discussed below under section III, the Act calls for a cooperative effort with respect to anti-money laundering initiatives to be undertaken by Treasury, the Secretary of State, the Commission and others. The Corporation wishes to retain flexibility to work with these groups, as appropriate, going forward rather than being constrained by a directive which allows for no exceptions, even should Treasury, other agencies, or federal law enforcement representatives prefer a different approach from time to time, as the war against terrorism evolves. Management, not individual stockholders, is in the best position to ensure that the Corporation does this in the most effective, efficient, productive and satisfactory way.

A corporation whose primary activity is banking engages in financial transactions on a daily basis. These transactions constitute the core of its business. Management is in the best position to, and actively does, determine which financial transactions the Corporation will engage in, as well as when and with whom to engage in those transactions. See Citicorp (January 8, 1997) (proposal calling for company's board to take steps to ensure compliance with U.S. anti-money laundering statues by (i) reviewing policies and procedures for monitoring customer accounts to detect transfers of capital acquired through illegal activities and (ii) making available to stockholders a report summarizing such review was found to fall under ordinary business exclusion, pursuant to Rule 14a-8(c)(7)); Citicorp (January 9, 1998) (proposal mandating that company initiate compliance programs directed towards the Foreign Corrupt Practices Act found to fall under the ordinary business exclusion provided by Rule 14a-8(c)(7)). For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7).

III. THE PROPOSAL MAY BE OMITTED BECAUSE IT IS VAGUE, OVERBROAD AND MISLEADING

The Company believes that it may omit the Proposal from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague, overbroad and misleading. See Idacorp, Inc. (September 10, 2001) (Division found that proposal could be excluded under Rule 14a-8(i)(3) as "vague" and "indefinite").

The Proposal is vague. The Proposal does not define its pertinent terms. It does not define "financial transactions", "correspondent accounts", "payable through accounts" or "beneficial ownership". Indeed, the terms "correspondent accounts", "payable through accounts" and "beneficial ownership" are straight from the Act and play a critical role in the implementation of Title III. This terminology is expected to be subject to further definition set forth in regulations to be promulgated by Treasury. It would be impractical for the Corporation (or for stockholders) to arbitrarily interpret these terms when Treasury is in the midst of its own process of interpretation. For example, on November 20, 2001 Treasury published an "Interim Guidance" regarding such matters as determination of "beneficial ownership" and the definition of "correspondent account", and could issue additional guidance regarding these terms if it wished to. The Corporation anticipates that Treasury will publish proposed regulations to further clarify other key terms of the Act as well. It would be imprudent for the Corporation to implement policies, which may be contrary to regulations that could be proposed by Treasury. The fact that Treasury has determined that terms contained in the Act warrant further clarification only underscores the fact that the Proposal, which contains some of these terms, is vague.

The Proposal is overbroad as well. It mandates that "the Corporation will provide *no* financial transactions, including *no* correspondent or payable through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds".

To illustrate how the Proposal is overbroad, consider the following:
Title III's focus on "targeting" certain jurisdictions, types of transactions, categories of foreign banks and/or types of accounts indicates that Congress wishes that effective anti-money laundering steps be taken in an efficient, effective manner without large-scale disruption of the global financial system. If the Proposal as written were the Corporation's policy, the Corporation could be required to take steps which the Secretary of the Treasury, the Secretary of State, the Commission, the Attorney General of the United States and other federal parties, including law enforcement agencies, might not wish to be taken. Indeed, to demonstrate the importance of a coordinated effort in this regard, and to balance money laundering concerns with the appropriate functioning of the world-wide banking system, Congress has directed that the Treasury first consult with the Chairman of the Board of Governors of the Federal Reserve System, the Secretary of State and the Commission, among others, before it promulgates enhanced "Know Your Customer" due diligence or before it directs that accounts be closed or business suspended.

Here is a practical example. At present Treasury has begun the process of implementing Title III's requirements regarding correspondent and shell banking such as through the "Interim Guidance" noted above. In response to the "Interim Guidance", the Corporation has been seeking to obtain certifications, including ownership information and any information regarding services to shell banks, from foreign banks by December 24, 2001. December 24, 2001 is a statutory deadline. However, Treasury could determine that U.S. banks may have additional time to obtain information from foreign banks for whom they hold correspondent accounts and therefore keep those accounts open beyond December 24, 2001, provided the U.S. bank knows those foreign banks are not shell banks and/or do not provide services to shell banks. Treasury could make this determination for a variety of reasons, including possible disruption of the global correspondent banking system if large numbers of correspondent accounts would otherwise be closed the following day. If this were the case, the Corporation would want to, and would need to, work with Treasury and act in accordance with the public policy direction taken by Treasury. If the Proposal had been adopted by the Corporation at this time, the Corporation would be required to close accounts notwithstanding the possible preference of Treasury, the Commission, the Secretary of State or others that at least certain of those accounts remain open, even if for a limited period of time. Because of the sweeping scope of the Act, and in particular Title III, the Corporation believes that other instances may arise in the future when agencies of the federal government could prefer an approach other than the unilateral closure of an entire category of accounts. Therefore, the Proposal is overbroad, and adoption of the suggested policy could serve to compel actions by the Corporation which Congress specifically dictated its key agencies should compel on a selective basis.

The Proposal is also misleading because it suggests that the Corporation is engaged in money laundering or has inadequate policies with respect to money laundering where, in fact, the Corporation has been cited in numerous publications as having excellent anti-money laundering procedures. See Exhibit B: Letter from the U.S. Department of Justice, dated October 9, 2001, (acknowledging the work of the Corporation in the investigations surrounding September 11); "Following the Money" Boston Globe November 9, 2001 (referencing the Corporation's "highly sophisticated in-house detection system for money laundering"); "US Banks Found Vulnerable to Money Laundering" Boston Globe February 6, 2001 (referencing the Senate investigation into correspondent banking, stating "FleetBoston ... was praised for actively working to stem the flow of dirty money. 'Fleet is doing things other banks claim are impossible,' the [Senate's] lead investigator said."); "Fleet's Fringe Benefit - Merger yields 'Model' Anti-Laundering System." American Banker April 24, 2001.

For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3).

IV. THE PROPOSAL MAY BE OMITTED BECAUSE IF IMPLEMENTED IT COULD CAUSE THE COMPANY TO VIOLATE FEDERAL LAW

Pursuant to Rule 14a-8(i)(2), a proposal may be omitted from the proxy materials if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. As discussed above, Treasury is in the process of proposing regulations to further define the Corporation's responsibilities with respect to the Act and in particular Title III. These regulations must preempt any proposal made by stockholders. In the example above regarding closing certain correspondent accounts in late December, if the Proposal were implemented now, the Corporation would be forced to close certain accounts immediately, notwithstanding the possibility that Treasury may view such closure as unwarranted and, at the very least, may wish that appropriate steps be taken to safeguard the smooth functioning of the global correspondent banking system. If the Proposal were implemented it would inevitably serve to compel actions by the Corporation which could conflict with regulations under the Act and the desires of Treasury, the Commission and the Secretary of State. For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(2).

V. THE PROPOSAL MAY BE OMITTED BECAUSE IT HAS BEEN SUBSTANTIALY IMPLEMENTED

Pursuant to Rule 14a-8(i)(10), the Proposal may be omitted because it has been substantially implemented. Inasmuch as the Proposal intends that the Corporation adopt an anti-money laundering policy or comply with the Act, the Proposal has been substantially implemented. The Corporation complies with the Act and will continue to comply as the Act is further defined. The Proposal calls for the Board of Directors to *develop* a policy that the Corporation will provide no financial transactions, including no correspondent or payable through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds. As discussed above, the Corporation has in place an intricate system, as well as other policies, to detect and deter money laundering and will adapt these policies to regulations promulgated under the Act. In as best as the Corporation can decipher the meaning of the Proposal, it has already been substantially implemented.

The Division has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In the present case, the Corporation has implemented a comprehensive, intricate anti-money laundering system and other anti-money laundering policies which compare favorably with the guidelines of the Proposal. Moreover, as argued in The Gap, Inc. (March 16, 2001), the Commission has indicated that a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See The Gap, Inc. (March 16, 2001); Exchange Act Release No. 34-20091 (August 16, 1983). For these reasons, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10).

VI. THE PROPOSAL AS SUBMITTED BY THREE OF THE PROPONENTS MAY BE OMITTED BECAUSE IT WAS RECEIVED AFTER THE DEADLINE FOR SUBMISSION OF SHAREHOLDER PROPOSALS

The Corporation received the Proposal from the Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers and Trillium Asset Management on behalf of Carla A. Kleefeld on November 13, 2001. The deadline for submitting shareholder proposals for inclusion in the Corporation's Proxy Statement was November 12, 2001. This deadline was reported in the Corporation's proxy statement filed with the Commission on March 12, 2001. This deadline was calculated using the method described in Rule 14a-8(e)(2). Pursuant to Rule 14a-8(e), the Corporation may omit any shareholder proposal received after the deadline for submitting proposals from the Proxy Materials.

VII. CONCLUSION

The Corporation is fully committed to providing leadership in our country's fight against money laundering and terrorist financing. This is a responsibility we take most seriously. While we do appreciate our stockholders' genuine interest in this topic, we believe, for the foregoing reasons, that it is appropriate for the Division to take a no-action position if the Corporation excludes the Proposal from the Proxy Materials.

Thank you for your prompt attention to this matter. In the event that the Division has any questions or comments concerning the subject matter of this letter, please call me at (617) 434-8630. If the Division disagrees with the Corporation's conclusion that the Proposal may be omitted from the Proxy Materials, I request the opportunity to confer with the Division prior to the issuance of your position.

Sincerely,

Janice B. Liva
Deputy General Counsel

cc. Maryknoll Fathers and Brothers
General Board of Pension and Health Benefits of the United Methodist Church
Trillium Asset Management Corporation
Missionary Oblates of Mary Immaculate

Anne Turley, Counsel
FleetBoston Financial Corporation

Enclosures

Fleet

FleetBoston Financial

February 4, 2002

Via Airborne Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities and Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

By letter dated December 19, 2001, FleetBoston Financial Corporation (the "Corporation") requested that a shareholder proposal from four stockholders (the "Proponents") for inclusion in the Corporation's proxy materials for its 2002 Annual Meeting of Stockholders be excluded pursuant to Rules 14a-8(i)(7), 14a-8(i)(3), 14a-(8)(i)(2), 14a-(8)(i)(10) and, as to three of the four Proponents, 14a-8(e)(2). The Proponents are as follows: (i) the General Board of Pension and Health Benefits of the United Methodist Church; (ii) The Maryknoll Fathers and Brothers; (iii) Missionary Oblates of Mary Immaculate; and (iv) Trillium Asset Management on behalf of Carla A. Kleefeld.

Pursuant to letters dated January 30, 2002 and February 2, 2002, the Proponents formally withdrew this shareholder proposal. Copies of these letters are attached. As the shareholder proposal has been formally withdrawn, we assume there is no longer any need to seek such relief from the SEC. Accordingly, assuming that we may treat the shareholder proposal as having been officially withdrawn, we withdraw the Corporation's no-action request dated December 19, 2001. We would request that you confirm that the Corporation may exclude the shareholder proposal from its proxy materials for the 2002 Annual Meeting of Stockholders.

In the event that the Division has any questions or comments concerning the subject matter of this letter, please call Anne E. Turley, Counsel, at (617) 434-0922 or the undersigned at (617) 434-8630.

Sincerely,

Janice B. Liva
Deputy General Counsel

cc. Anne Turley
Counsel

Enclosures

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

January 30, 2002

Janice B. Liva
Deputy General Counsel
FleetBoston Financial
100 Federal Street
Boston, MA 02110

Fax: 617-434-7980

Dear Janice:

As indicated in your phone conversation with Laurie Michalowki today, the shareholder resolution on Money Laundering that had been filed with FleetBoston by (i) the General Board of Pension and Health Benefits of the United Methodist Church, (ii) Missionary Oblates of Mary Immaculate, (iii)Maryknoll Fathers and Brothers and (iv) Trillium Asset Management is officially withdrawn with this letter. However, as per your request, an authorized representative of each institution will sign a copy of this document, thus, confirming this action.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
on behalf of:
General Board of Pension and Health Benefits of the United Methodist Church

____
Maryknoll Fathers and Brothers

____
Missionary Oblates of Mary Immaculate

____
Trillium Asset Management

January 30, 2002

Janice B. Liva
Deputy General Counsel
FleetBoston Financial
100 Federal Street
Boston, MA 02110

Fax: 617-434-7980

Dear Janice:

As indicated in your phone conversation with Laurie Michalowki today, the shareholder resolution on Money Laundering that had been filed with FleetBoston by (i) the General Board of Pension and Health Benefits of the United Methodist Church, (ii) Missionary Oblates of Mary Immaculate, (iii)Maryknoll Fathers and Brothers and (iv) Trillium Asset Management is officially withdrawn with this letter. However, as per your request, an authorized representative of each institution will sign a copy of this document, thus, confirming this action

Sincerely,

Vidette Bullock Mixon
on behalf of:
General Board of Pension and Health Benefits of the United Methodist Church

____
Maryknoll Fathers and Brothers

______________________________ O.M.I.
Missionary Oblates of Mary Immaculate

____
Trillium Asset Management

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
Fax. (914) 944-9127 • E-~~xxxxxxxxxx@igc.apc.org~~
Jlamar@maryknoll.org

Corporate Social Responsibility

February 2, 2002

Ms. Janice B. Liva
Deputy General Counsel
FleetBoston Financial
100 Federal Street
Boston, MA 02110

Fax: 617-434-7980

Dear Janice:

As indicated in your phone conversation with Laurie Michalowski, the shareholder resolution on Money Laundering that had been filed with FleetBoston by (i) the General Board of Pension and Health Benefits of the United Methodist Church, (ii) Missionary Oblates of Mary Immaculate, (iii) Maryknoll Fathers and Brothers and (iv) Trillium Asset Management is officially withdrawn with this letter. However, as per your request, an authorized representative of each institution will sign a copy of this document, thus, confirming this action

Sincerely,

Rev. Joseph P. La Mar, M.M.
Maryknoll Fathers and Brothers

January 30, 2002

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

Janice B. Liva
Deputy General Counsel
FleetBoston Financial
100 Federal Street
Boston, MA 02110

Fax: 617-434-7980

Dear Janice:

As indicated in your phone conversation with Laurie Michalowki today, the shareholder resolution on Money Laundering that had been filed with FleetBoston by (i) the General Board of Pension and Health Benefits of the United Methodist Church, (ii) Missionary Oblates of Mary Immaculate, (iii)Maryknoll Fathers and Brothers and (iv) Trillium Asset Management is officially withdrawn with this letter. However, as per your request, an authorized representative of each institution will sign a copy of this document, thus, confirming this action.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
on behalf of:
General Board of Pension and Health Benefits of the United Methodist Church

____
Maryknoll Fathers and Brothers

____
Missionary Oblates of Mary Immaculate

[signature], Assistant Vice President
Trillium Asset Management

EXHIBIT A

FleetBoston Financial Corporation
Corporate Law Department

NOV - 9 2001

James B. Lisa

NOV 13 2001
WCM

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

November 9, 2001

William C. Mutterperl
Secretary
FleetBoston Financial Company
100 Federal Street
Boston, MA 02110

Dear Mr. Mutterperl:

The General Board of Pension and Health Benefits of The United Methodist Church administers and invest pension funds in excess of $11 billion for over 66,000 of its active and retired participants. The General Board has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations that have a positive impact on our society. As of October 25, 2001 the General Board of Pension and Health Benefits is the beneficial owner of 168,906 shares of common stock of FleetBoston Financial Corporation.

While the General Board is sensitive to the ramifications of September 11, 2001, we equally share the concerns regarding money laundering matters which the events of the 11th have brought to national and international attention. Our company's programs, policies and procedures for establishing anti-money laundering guidelines and the ongoing economic situation in Argentina are of special interest to us. Transparency on this issue is a critical component of our corporation's commitment to being a socially responsible company.

I am hereby authorized to notify you of our intention to file this resolution for consideration and action by the stockholders at the 2002 Annual Meeting of FleetBoston Financial Corporation. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Security and Exchange Act of 1934.

The General Board has held a number of FleetBoston Financial Corporation shares, with the value of $2000 for at least twelve months prior to the filing of this proposed 2002 shareholder resolution. Proof of the General Board's ownership of these shares is enclosed. It is the intent of the General Board of Pension and Health Benefits to maintain ownership of FleetBoston Financial Corporation stock through the date of the Annual Meeting.

Representatives of the General Board welcome the opportunity for dialogue with management about this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns

Honor, Remembrance, Protection

RESOLUTION ON MONEY LAUNDERING

WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the Central Bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHEREAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation were illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, several steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation.

BE IT RESOLVED that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds.

Mellon | Mellon Trust

October 17, 2001

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the The United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of **Fleet Boston Financial Corporation** for a least one year since September 2000, and such investment had a market value of at least $2000.00.

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684
Investing for a Better World

FleetBoston Financial Corporation
Corporate Law Department
NOV 13 2001
James B. Lee

William Mutterperl, Secretary
FleetBoston Financial Corporation
100 Federal Street
Boston, MA 02110

November 8, 2001

Dear Mr. Mutterperl:

I am authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting. Trillium Asset Management submits the resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Carla A. Kleefeld is the beneficial owner of 250 shares of FleetBoston Financial stock, acquired more than one year prior to this date. We will forward to you within 21 days a letter from Ms. Kleefeld authorizing Trillium to represent her in this matter. Verification of ownership will be provided upon request.

The enclosed resolution is identical to the proposal being sponsored concurrently by the General Board of Pension, Health & Benefits, United Methodist Church.

We hope that you will consider our proposal carefully. As always, we appreciate your company's commitment to dialogue with stakeholders, but we hope through this resolution to catalyze FleetBoston Financial into taking a more aggressive approach to money laundering.

Laurie Michalowski of the General Board of Pension, Health & Benefits, United Methodist Church will serve as our liaison on this matter, but we would appreciate your copying us on all written communications regarding this proposal.

Sincerely,

Shelley Alpern

Shelley Alpern
Assistant Vice President
Trillium Asset Management

Cc: Laurie Michalowski, General Board of Pension, Health & Benefits, United Methodist Church
Terrence Murray, Chairman and CEO, FleetBoston Financial Corp.

RESOLUTION ON MONEY LAUNDERING

WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the Central Bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHEREAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation were illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, several steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation.

BE IT RESOLVED that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds.

Missionary Oblates of Mary Immaculate

Justice and Peace Office United States Province

November 9, 2001

Mr. Terrance Murray
Chairman and CEO
FleetBoston Financial Corp.
100 Federal Street
Boston, MA 02110

FleetBoston Financial Corporation
Corporate Law Department

NOV 13 2001

Dear Mr. Murray:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutions committed to socially responsible investments.

Our concern about issues related to global financial stability is rooted in the experience of our missionaries in Latin America, Asia and Africa. The abuse of the international financial system for illegitimate practices which have resulted in great harm and suffering has been highlighted in the post September 11th disclosures in the media and in congressional legislation.

The ongoing crisis in Argentina and their struggle to achieve a level of sustain ability reminds us also of past practices by institutions and individuals who were responsible for the care of public resources.

It is with this in mind that I write at this time to inform you of our intention to co-file the enclosed stockholder resolution with the General Board of Pension and Health Benefits of the United Methodist Church, represented by Laurie Michalowski, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Verification of our ownership of this stock is included.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE Washington, DC 20017-1516 Tel: 202-281-1608
Fax: 202-636-9444

RESOLUTION ON MONEY LAUNDERING

WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the Central Bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHEREAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation were illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, several steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation.

BE IT RESOLVED that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds.

allfirst

Allfirst Trust
Suite 1000 North
601 13th Street, N.W.
Washington, D.C. 20005-3811
202 434 7000
800 624 4116

October 11, 2001

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 3,500 shares of Fleetboston Financial Corp and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

Susan

Susan A. Sommer
Trust Officer
202-434-7034

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
Fax. (914) 944-9127 • E-mail:
Jlamar@maryknoll.org

Corporate Social Responsibility

NOV 13 2001

November 9, 2001

Mr. Terrence Murray
Chairman and CEO
FleetBoston Financial Group
100 Federal Street
Boston MA 02110

Dear Mr. Murray,

The Maryknoll Fathers and Brothers, whose legal title is the Catholic Foreign Mission Society of America, Inc. are the beneficial owners of 200 shares of FleetBoston Financial Group common stock and will maintain the required number of shares through the scheduled shareholders' meeting in accordance with SEC standards. Verification of ownership will follow.

We are concerned about worldwide money laundering and how this laundering effects the poor. The IMF has estimated that the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product. It is believed that perhaps one-third of this amount passes through U.S. financial institutions. We believe that the financial corporations should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined in the attached shareholders' resolution.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the United Methodist Church – General Board of Pensions & Health. We present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Security and Exchange Commission regulations. We would appreciate your indicating in the proxy statement that we are a sponsor of this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Laurie Michalowski, SSSF at [847-866-4592] if you have any questions about this resolution.

Sincerely,

Rev. Joseph P. La Mar, MM
Assistant Treasurer
Coordinator, Corporate Social Responsibility

FleetBoston Financial Corporation
Corporate Law Department

NOV 13 2001

James B. Lee

CC: ICCR
Sr. Laurie Michalowski, SSSF
Rev. Séamus Finn, OMI

RESOLUTION ON MONEY LAUNDERING

WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the central bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHERAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation was illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, a number of steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation.

BE IT RESOLVED that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds.

EXHIBIT B

U.S. Department of Justice

TM ✓
CG ✓
GM ✓

United States Attorney
District of Massachusetts

Main Reception: (617) 748-3100

John Joseph Moakley United States Courthouse
1 Courthouse Way
Suite 9200
Boston, Massachusetts 02210

October 9, 2001

Mr. Terrence Murray
Chairman & Chief Executive Officer
FleetBoston Financial
100 Federal Street
Boston, Massachusetts 02110

Dear Mr. Murray:

I am writing to acknowledge the work of FleetBoston Financial in the investigation of the horrific crimes of September 11, 2001, and to thank you and all of your employees for your enthusiastic cooperation with the resulting ongoing law enforcement effort.

All Americans are doing what they can to combat this organized attack on our country and to bring those responsible to justice. I have seen some of the work that FleetBoston Financial has done in connection with this investigation, and I want to thank you for such first-rate efforts. FleetBoston Financial has clearly sought to use its resources imaginatively to help us where it can, and we all thank you.

I understand that the Financial Intelligence and Subpoena Compliance Units at FleetBoston Financial have been especially helpful to the investigation. Please pass on my thanks to the people in those units.

With the assistance of companies such as FleetBoston Financial, we cannot help but prevail.

Very truly yours,

MICHAEL J. SULLIVAN
United States Attorney

Following the money

By 0, 11/9/2001

FEDERAL AGENTS RIPPED a hole this week in the pockets of the Al Qaeda terror network in a series of nine raids nationwide on suspected financiers, including a Somali man, Mohamed Hussein, who allegedly ran an unlicensed money transfer operation in Dorchester. With similar efforts, suspected terrorists should start to experience an economic downturn of their own.

Two Dorchester operations, Barakaat Boston and Barakaat North America, allegedly wired cash to the United Arab Emirates, where portions of it may have been steered to the terror network led by Osama bin Laden. On Wednesday, President Bush made reference to the parent group of the Dorchester operations: "They present themselves as legitimate businesses, but they skim money from every transaction for the benefit of terrorist organizations," he said.

The raids and arrests are an important sign that federal law enforcement officials are starting to get a handle on the machinations of terror cells in the United States. But gaping loopholes still exist. The ability of the government to track suspicious financial activities suffers from the same problem that can plague intelligence services: too much undifferentiated information that goes unread or unanalyzed. For example, banks routinely file suspicious-activity reports to the Treasury Department on individuals and organizations that may be trying to elude federal reporting requirements, but that information is not always shared in a timely manner.

In 1999, alert officials at BankBoston suspected Barakaat of money laundering and unauthorized transfers and closed the shadowy group's accounts. BankBoston, which later merged with Fleet Financial, was known to operate a highly sophisticated in-house detection system for money laundering. But no system for sharing bank-to-bank information on suspicious customers exists. Barakaat's principals were free to go shopping. The president of the wire transfer operation, Liban Hussein, simply moved his business operations to Citizens Bank in Boston and Key Bank in Portland, Maine.

According to Heather Campion, a spokewoman for Citizens, the bank conducted routine checks with a private verification service and a government hot list on foreign assets before opening the Barakaat account. Subsequent wire transfers were also routine. "There was nothing suspicious about this account," Campion said.

The carnage of Sept. 11 has placed new responsibilities on airlines and public safety officials. Each has received additional support from federal agencies. If America's financial institutions are now on the battle line, they, too, deserve to be informed by the Treasury Department about suspicious financial activities in their areas.

This story ran on page A22 of the Boston Globe on 11/9/2001.

THE BOSTON GLOBE TUESDAY, FEBRUARY 6, 2001

Nation & World

US banks found vulnerable to money laundering

Report cites Fleet's prevention efforts

GLOBE STAFF AND WIRE SERVICES

WASHINGTON — Many major American banks, including Bank of America and Citibank, have become conduits for illicit money coming into the US financial system and have unwittingly aided drug trafficking, fraud, and other crimes, a yearlong inquiry by Senate investigators has found.

The report, however, also had praise for FleetBoston Financial Corp. for its prevention efforts.

Correspondent banking, a lucrative activity in which banks provide each other services such as moving funds or exchanging currencies, allows banks to conduct business in countries in which they have no physical presence. As of mid-1999, correspondent account balances at the 75 largest US banks that maintained them totaled $34.9 billion, according to a report released yesterday by the Democratic staff of the Senate Permanent Subcommittee on Investigations.

"The failure of US banks to take adequate steps to prevent money laundering through their correspondent bank accounts . . . is longstanding, widespread, and ongoing," the report says. "The result of these due-diligence failures has made the US correspondent banking system a conduit for criminal proceeds and money laundering for both high-risk foreign banks and their criminal clients."

Many of the US banks named in the 305-page report, "Correspondent Banking: A Gateway for Money Laundering," are household names in this country.

The investigators sent questionnaires to 20 big banks that provide correspondent services, including Bank of America Corp., Bank of New York Co., Bank One Corp., Chase Manhattan (now part of J.P. Morgan Chase & Co.), Citibank (part of Citigroup Inc.), First Union Corp., FleetBoston, and Wells Fargo & Co.

FleetBoston, the one New England bank included in the report, was praised for actively working to stem the flow of dirty money. "Fleet is doing things other banks claim are impossible," the report's lead investigator said.

> Many of the US banks named in the report are household names.

"Virtually every US bank we examined had opened accounts for offshore banks or banks in suspect jurisdictions, yet few were paying attention or taking the steps needed to make sure these banks weren't misusing their accounts," said Senator Carl Levin of Michigan, senior Democrat on the investigative subcommittee, who led the inquiry. "It's time for US banks to shut that door and put an end to the money laundering that goes on through high-risk foreign banks."

Spokesmen for several of the banks mentioned said yesterday they had previously tightened controls against use of their correspondent accounts for moving dirty money. And a representative of the banking industry maintained that no new laws or regulations are needed.

"We have taken and continue to take aggressive actions to ensure we have the strongest deterrence program possible," said Mary Eshet, a spokeswoman for First Union in Charlotte, N.C.

In a case cited by the report involving Bank of America and an offshore bank named American International Bank that was licensed by the government of Antigua, Bank of America spokeswoman Shirley Norton said the accounts were closed immediately after a problem was discovered.

US banks should be barred from opening correspondent accounts with foreign banks that are shell operations without any physical presence, Levin and the other Democrats recommended.

In addition, they said, American banks should be required to identify a foreign bank's correspondent banking clients and to refuse to open accounts for banks that allow shell foreign banks or dummy corporations to use their US accounts.

The banking industry lobbied heavily last fall against legislation backed by the Clinton administration and key Republican lawmakers that would have allowed the Treasury Department to ban some transactions between US banks and offshore havens in an effort to combat money laundering.

www.americanbanker.com

TUESDAY

APRIL 24, 2001

YESTERDAY'S MARKETS		
American Banker 225	▼	1.6%
American Banker 50	▼	1.1%
Dow Jones Industrial Average	▼	0.5%
Standard & Poor's 500	▼	1.5%

10-year Treasury yield 5.180%, down 0.108

AMERICAN BANKER®

THE FINANCIAL SERVICES DAILY

Volume CLXVI Number 78

Fleet's Fringe Benefit

Merger yields 'model' anti-laundering system

■ BY ROB GARVER

WASHINGTON — Bank of Boston knew it had a problem.

In April 1998 the bank disclosed that one of its private banking executives had channeled $73 million of fraudulent loans to a known criminal in Argentina. In December a branch employee was arrested and charged with helping to launder $2.7 million of drug money through accounts at the bank.

So in early 1999, after nearly a year of stinging newspaper headlines, management made a decision: It would develop an internal anti-laundering operation — to be called the Financial Intelligence Unit — that could track and root out suspicious activity before the bank suffered more public embarrassment.

The man hired to do it was James Richards, a transplanted

See page 4



Bill Polo

Crime fighters: Fleet's Davis, left, teamed up with Bank of Boston's Richards.

Pacific Century Retreats To Hawaii

■ BY LAURA MANDARO

Tossing aside the pan-Pacific strategy it developed over the last decade, Pacific Century Financial said Monday that it will sell or wind down most of its non-Hawaiian holdings and rename itself Bank of Hawaii Corp.

The $14 billion-asset Honolulu banking company said it would sell its California operations, along with the majority of its holdings in the South Pacific and Asia, and return to its roots in Hawaii. The company also said it would sell much of its mortgage portfolio and retain the servicing rights.

"Hawaii is our home and our largest and most profitable market," Michael E. O'Neill, Pacific Century's chief executive officer, said in a presentation to analysts in New York on Monday, and added that the company intends to "concentrate its investment" there.

The sales are expected to free up $800 million in capital by yearend. About 1,000 people, or

See page 2



Safe at home: "Hawaii is ... our largest and most profitable market," Pacific Century's O'Neill says.

Nudge Out Of Branches At Merrill

■ BY NIAMH RING

Banks Fund

Boston Private Plans

Fleet's Two-Front Program To Fight Money Laundering

Continued from page 1

Canadian who had served as a special constable in the Royal Canadian Mounted Police before becoming a lawyer and eventually an assistant district attorney in Boston.

Mr. Richards, who now serves as the unit's director, used in-house programmers and commonly available commercial software to build a system that allows his staff to slice and dice transaction data in ways that uncover previously undetected suspicious activity.

"When we were looking at the concept we realized that to do a good, proactive ... job, we had to have a better handle on the data the bank has," he said. "So what we wanted to do was build a system that could collect the data, mine it, manipulate it, and analyze it."

Mr. Richards was nine months into building the FIU when BankBoston Corp. bought by Fleet Financial Group, in October 1999.

At the time, top executives touted "cost cutting" and "revenue growth," but the combination had another, probably unintended benefit: It brought together two nascent anti-laundering programs.

On the Fleet side of the equation, Deborah Davis, now direc-

"You can't just have detection and monitoring," she said. "You have to start with the elements of a good risk management program. When we merged it was wonderful, because we had the front end and the back end."

At Fleet, Ms. Davis and others had already seen signs that regulators were beginning to pay closer attention to money-laundering enforcement. A controversial proposal by federal regulators, called "know your customer," had been killed less than a year before. But its provisions, which required bankers to identify their customers and to track deviations from normal transaction patterns, were beginning to seep into the routine of bank exams just the same.

"Even though the KYC rules not been officially invoked, we knew that they were going to apply them anyway," Ms. Davis said.

"The bar seemed to be rising, and we said we'd better make sure we keep up with it."

In some respects Ms. Davis had the simpler task. Neither institution had had significant problems complying with the Bank Secrecy Act, which requires banks to report suspicious activities, such as large cash transactions or a series of deposits structured so that no single one trips reporting limits. Her ...

Boston's various business lines to arrange daily feeds of transactional and other data from the bank's mainframe computer into servers maintained by the unit.

Today, in a matter of minutes, the 14-member FIU staff can download transaction data and scan the bank's 50 million accounts for combinations of activities that may suggest criminal behavior. For instance, money laundering frequently involves receiving large cash deposits and subsequently wiring funds from one bank to another.

Roughly one million Fleet accounts send or receive a wire transfer in a given year.

Mr. Richards' staff can identify those accounts and cross-match them with a list of accounts that have received a significant number of large cash deposits. By introducing other criteria, such as minimum number of transactions of a certain size during a specified period, the one million accounts can be reduced to 3,000.

The list can be whittled down even further by eliminating accounts that fail to match other parameters, such as doing business with specific counterparties or in certain locations. Because the system is flexible, allowing users to construct any number of ...



Bill Polo

Richards: His Financial Intelligence Unit developed a system to analyze transaction data for suspicious activity.

ing, has called the FleetBoston system a "model" for other institutions.

"The most interesting thing ...

patterns specific to a group of accounts. Only after a group that shares several unusual transaction patterns has been ...

have a better handle on the data the bank has," he said. "So what we wanted to do was build a system that could collect the data, mine it, manipulate it, and analyze it."

Mr. Richards was nine months into building the FIU when BankBoston Corp. bought by Fleet Financial Group, in October 1999.

At the time, top executives touted "cost cutting" and "revenue growth," but the combination had another, probably unintended benefit: It brought together two nascent anti-laundering programs.

On the Fleet side of the equation, Deborah Davis, now director of corporate compliance for the combined FleetBoston Financial Corp., was implementing a companywide program to teach front-line employees how to spot money launderers trying to open an account.

As the merger was being wrapped up, the rest of the banking industry was busy trying to deal with the fallout from the Bank of New York's Russian money-laundering scandal. After it was revealed that billions of dollars in dirty money had moved through the institution, banks around the country braced for increased regulatory oversight and possible congressional action, both of which would most likely increase banks' compliance burden.

When the merged FleetBoston took inventory, according to Ms. Davis, it found that "due to a little bit of foresight and a lot of luck" it already had two pieces of what would become the foundation of its anti-laundering efforts.

seep into the routine of bank exams just the same.

"Even though the KYC rules not been officially invoked, we knew that they were going to apply them anyway," Ms. Davis said.

"The bar seemed to be rising, and we said we'd better make sure we keep up with it."

In some respects Ms. Davis had the simpler task. Neither institution had had significant problems complying with the Bank Secrecy Act, which requires banks to report suspicious activities, such as large cash transactions or a series of deposits structured so that no single one trips reporting limits. Her program combined the creation of anti-laundering policies and procedures with training and testing of bank employees to strengthen an already solid system.

The Financial Intelligence Unit, on the other hand, was started from scratch with the goal of rooting out money launderers sophisticated enough to have made it into the bank in the first place.

When the project was launched in early 1999, Mr. Richards said, there was no commercial software available to do the kind of analysis the bank wanted, and custom-designed systems were prohibitively expensive.

Mr. Richards decided to make do with what the bank already had. "We found that we had the ability and the technology to build a database, and we had the personnel to build the necessary query tools to manipulate the data," he said.

Over the next year, Mr. Richards worked with Bank-

Mr. Richards' staff can identify those accounts and cross-match them with a list of accounts that have received a significant number of large cash deposits. By introducing other criteria, such as minimum number of transactions of a certain size during a specified period, the one million accounts can be reduced to 3,000.

The list can be whittled down even further by eliminating accounts that fail to match other parameters, such as doing business with specific counterparties or in certain locations. Because the system is flexible, allowing users to construct any number of queries that mine the database, the bank can respond quickly to warnings from law enforcement officials and regulators about specific money laundering threats.

The FleetBoston FIU has begun to attract attention in the anti-laundering community as an effective yet relatively inexpensive way to reduce the risk that a bank's reputation will be stained by a money laundering investigation.

Mr. Richards "has become quite a pioneer," said Charles A. Intriago, the publisher of the newsletter *Money Laundering Alert*. "We view him as a great innovator in discovering a tool to detect and control money laundering that crosses [bank] department lines."

"They have done some innovative analysis," said Elise J. Bean, deputy chief counsel to the Democrats on the Senate's permanent subcommittee on investigations. Ms. Bean, who worked on the panel's two exhaustive reports on money laundering in private and correspondent bank-


Bill Pelo

Richards: His Financial Intelligence Unit developed a system to ana transaction data for suspicious activity.

ing, has called the FleetBoston system a "model" for other institutions.

"The most interesting thing about it is that it is very proactive and low cost," she said.

Staffing costs aside, FleetBoston has been able to implement both the training and investigative elements of its program for less than $1 million. Mr. Richards put the total price tag for the computer equipment used by the FIU at less than $150,000.

One of the greatest obstacles to anti-money-laundering efforts by banks has been the perception among customers that scrutiny of account activity is an invasion of privacy.

Mr. Richards said that because of the way it is set up, his system is sensitive to account holders' privacy. Only "a minuscule number" of accounts are subject to scrutiny, he said, "and we don't even look at their account activity per se until something egregious pops up."

When making the first several passes through the database, FIU staff are not looking at specific accounts or transactions so much as identifying

patterns specific to a group accounts. Only after a gro that shares several unusi transaction patterns has be identified do FIU staff mei bers start looking at individu wire transfers or deposits to s if the bank is being used launder money.

Mr. Richards and Ms. Dav claim that it is impossible t quantify the benefit that the anti-laundering program bring to FleetBoston. They do not kee track of accounts that have bee closed as a result of Mi Richards' investigations, nor o account applicants denied b bank officers trained under Ms Davis' staff.

In some respects, Ms. Davi argued, the value of a stron anti-laundering program is better quantified by looking forward rather than backward.

"The scariest part is that we are doing all of this as well as we can right now, but we're not perfect," she said. "But the hardest part is that you have to constantly be thinking ahead, because these types of people who launder money are often very clever. I am sure they are already starting to think of ways to get around what we do." ■